                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                               __________________
                                (Name of issuer)


                                  Common Stock
                          ___________________________
                         (Title of class of securities)

                                    058246109
                                  --------------

                                 (CUSIP number)

                             Kenneth W. Pavia, Sr.
                         Bolero Investment Group, L.P.
                            1101 E. Balboa Boulevard
                         Newport Beach, CA  92661-1313
                                 (714) 675-3850
                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                  July 8, 1996
               __________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement:  [X]

                              Page 1 of 51 Pages
                          Exhibit Index is on Page 11

                                   SCHEDULE 13D
- --------------------------                                 -------------------
CUSIP No. 058246109                                        Page 2 of 51 Pages
- --------------------------                                 -------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person

                  BOLERO INVESTMENT GROUP, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                (b) [ ]
- --------------------------------------------------------------------------------
3.   SEC Use Only
- --------------------------------------------------------------------------------
4.   Source of Funds

                                AF, WC
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                [ ]
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                   CALIFORNIA
- --------------------------------------------------------------------------------
                          7.   Sole Voting Power

                                   126,560 SHARES OF COMMON STOCK
                         -------------------------------------------------------
         Number of        8.   Shared Voting Power
         Shares
         Beneficially              -0- SHARES OF COMMON STOCK
         Owned By        -------------------------------------------------------
         Each             9.   Sole Dispositive Power
         Reporting
         Person                    126,560 SHARES OF COMMON STOCK
         With            -------------------------------------------------------
                         10.   Shared Dispositive Power

                                   -0- SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            126,560 SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

            3.7%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

             PN
- --------------------------------------------------------------------------------

                                   SCHEDULE 13D
- --------------------------                                 -------------------
CUSIP No. 058246109                                        Page 3 of 51 Pages
- --------------------------                                 -------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person

                  KENNETH W. PAVIA, SR.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                (b) [ ]
- --------------------------------------------------------------------------------
3.   SEC Use Only
- --------------------------------------------------------------------------------
4.   Source of Funds

                                AF, PF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                [ ]
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                   UNITED STATES OF AMERICA
- --------------------------------------------------------------------------------
                          7.   Sole Voting Power

                                   188,560 SHARES OF COMMON STOCK
                         -------------------------------------------------------
         Number of        8.   Shared Voting Power
         Shares
         Beneficially              -0- SHARES OF COMMON STOCK
         Owned By        -------------------------------------------------------
         Each             9.   Sole Dispositive Power
         Reporting
         Person                    188,560 SHARES OF COMMON STOCK
         With            -------------------------------------------------------
                         10.   Shared Dispositive Power

                                   -0- SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            188,560 SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

            5.5%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

             IN
- --------------------------------------------------------------------------------

                                   SCHEDULE 13D
- --------------------------                                 -------------------
CUSIP No. 058246109                                        Page 4 of 51 Pages
- --------------------------                                 -------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person

                  FHI, INC.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                (b) [ ]
- --------------------------------------------------------------------------------
3.   SEC Use Only
- --------------------------------------------------------------------------------
4.   Source of Funds

                                WC
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                [ ]
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                   CALIFORNIA
- --------------------------------------------------------------------------------
                          7.   Sole Voting Power

                                   62,000 SHARES OF COMMON STOCK
                         -------------------------------------------------------
         Number of        8.   Shared Voting Power
         Shares
         Beneficially               -0- SHARES OF COMMON STOCK
         Owned By        -------------------------------------------------------
         Each             9.   Sole Dispositive Power
         Reporting
         Person                    62,000 SHARES OF COMMON STOCK
         With            -------------------------------------------------------
                         10.   Shared Dispositive Power

                                   -0- SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            62,000 SHARES OF COMMON STOCK
- --------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

            1.8%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

             CO
- --------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         --------------------

     This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 422 Wards Corner Road, Loveland, Ohio 45140-8390.


Item 2.  Identity and Background.
         ------------------------

     (a)-(c), (f). This statement is being filed by (i) Bolero Investment Group, L.P., a California limited partnership ("Bolero"), (ii) Kenneth W. Pavia, Sr. ("Mr. Pavia") and (iii) FHI, Inc., a California corporation ("FHI"). Bolero, Mr. Pavia and FHI are sometimes collectively referred to herein as the "Reporting Persons."

     Bolero's principal business is investing in marketable securities. Mr. Pavia's principal business is to make and hold investments. FHI's principal business is private investment banking. Mr. Pavia is the sole general partner of Bolero and is the founder, a director and the sole executive officer and shareholder of FHI. The business address of each of Bolero, Mr. Pavia and FHI is 1101 E. Balboa Boulevard, Newport Beach, CA 92661-1313. Mr. Pavia is a citizen of the United States of America.

     Joanne Pavia ("Mrs. Pavia") is a director of FHI and is the wife of Mr. Pavia. Mrs. Pavia is not currently employed. The residence of Mrs. Pavia is 1101 E. Balboa Boulevard, Newport Beach, CA 92661-1313. Mrs. Pavia is a citizen of the United States of America.

     Balboa Investment Group, L.P., a California limited partnership ("Balboa"), is a limited partner of Bolero. Mr. Pavia is the sole general partner of Balboa. Balboa's principal business is investing in marketable securities. The business address of Balboa is 1101 E. Balboa Boulevard, Newport Beach, CA 92661-1313.

     (d) and (e). During the last five years, none of Bolero, Mr. Pavia, FHI, Mrs. Pavia and Balboa has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     As of the close of business on July 17, 1996, Bolero held 126,560 Shares, of which (i) 10,000 were contributed to Bolero by Mr. Pavia, (ii) 39,600 were contributed to Bolero by Balboa, (iii) 25,000 were contributed to Bolero by limited partners of Bolero

(other than Balboa) and (iv) 51,960 were purchased by Bolero. Mr. Pavia purchased the Shares which he contributed to Bolero for an aggregate purchase price (excluding commissions) of $126,750, which amount was provided from his personal funds. Balboa purchased the Shares which it contributed to Bolero for an aggregate purchase price (excluding commissions) of $502,975, which amount was provided from borrowings under standard broker margin arrangements which have been repaid. It is anticipated that Balboa will be liquidated in the near future and the limited partner interests in Bolero which it holds will be distributed to its general partner, Mr. Pavia, and certain of its limited partners, including FHI. The Shares contributed to Bolero by limited partners (other than Balboa) had an aggregate market value, at the time they were contributed, of $358,750. Bolero purchased the Shares that it purchased for an aggregate purchase price (excluding commissions) of $774,843, which amount was provided from its working capital.

     As of the close of business on July 17, 1996, FHI held an aggregate of 62,000 Shares which it had purchased for an aggregate purchase price (excluding commissions) of $789,500, which amount was provided from FHI's working capital.

     None of the Shares is currently subject to any margin arrangements, although the Reporting Persons may from time to time enter into one or more of such arrangements in the future.

Item 4.  Purpose of Transaction.
         -----------------------

     The Reporting Persons acquired the Shares as an investment and view their investment as having significant potential for increased value. The Reporting Persons believe that as the Company continues to conform itself to the business requirements of the 1990's, the Company's stockholders will enjoy an above average reciprocity of advantage. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein. A press release concerning the initial acquisition of Shares by Bolero is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

     The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions or otherwise, including through additional capital contributions of new or existing partners. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a)-(b) As of the close of business on July 17, 1996, Bolero directly owned in the aggregate 126,560 Shares, which represent approximately 3.7% of the 3,415,196 Shares outstanding as of May 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

     As of the close of business on July 17, 1996, FHI directly owned in the aggregate 62,000 Shares, which represent approximately 1.8% of the Outstanding Shares. FHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

     As of the close of business on July 17, 1996, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI.

     As of the close of business on July 17, 1996, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by Bolero or FHI, and therefore does not beneficially own any of such Shares.

     As of the close of business on July 17, 1996, Balboa did not hold any Shares directly. As a limited partner of Bolero, Balboa has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares.

     The Reporting Persons may be deemed to be acting as a group in relation to their respective investments in the Company.

     Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

    (c) On May 21, 1996, Bolero acquired 48,100 of the Shares it presently owns through capital contributions by certain limited partners (including 38,100 Shares from Balboa), which Shares had an aggregate market value of $673,400. On May 28, 1996, Bolero acquired 5,000 of the Shares it presently owns through a capital contribution by a limited partner, which Shares had an aggregate market value of $71,250. On May 30, 1996, Bolero acquired 10,000 of the Shares it presently owns through a capital contribution by Mr. Pavia, as general partner, which Shares had an aggregate market value of $151,250. On June 28, 1996, Bolero acquired 10,000 of the Shares it presently owns through a capital contribution by a limited partner, which Shares had an aggregate market value of $147,500. In addition, within the past 60 days Bolero purchased

49,460 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:


Date               Number of Shares   Price per Share*
- ----------------   ----------------   ----------------
     05/20/96                 1,500             $13.60
     05/22/96                 1,000             $15.15
     05/24/96                 1,000             $14.15
     05/24/96                 5,000             $14.35
     05/31/96                   400             $14.77
     06/14/96                   500             $14.75
     06/14/96                16,000             $15.00
     07/08/96                11,000             $15.10
     07/12/96                 1,060             $14.75
     07/16/96                 2,000             $15.00
     07/17/96                10,000             $15.50

*  Excluding commissions

Except as set forth herein, none of the Reporting Persons, Mrs. Pavia or Balboa has effected any transaction in the Shares during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

     Bolero was formed and is governed by the Limited Partnership Agreement dated as of May 13, 1996 (the "Partnership Agreement"). A copy of the form of Partnership Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated by reference herein. The discussion of the terms of the Partnership Agreement contained in this Item 6 is only a brief summary and is qualified in its entirety by reference to the Partnership Agreement contained in
Exhibit 2 attached hereto.

     Bolero was formed to engage in the business of purchasing, holding and disposing of securities. Pursuant to the terms of the Partnership Agreement, Mr. Pavia has the authority to perform all acts necessary to carry out the purposes and business of Bolero pursuant to the Partnership Agreement. As general partner of Bolero, Mr. Pavia has a 12.5% interest in the profits of Bolero.

     Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit 1  Joint Filing Agreement.

Exhibit 2  Form of Limited Partnership Agreement dated as of May 13, 1996.

Exhibit 3  Form of Press Release.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 17, 1996

                                    Bolero Investment Group, L.P.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        -----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                     /s/ Kenneth W. Pavia, Sr.
                                    ---------------------------------------
                                    Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By:  /s/ Kenneth W. Pavia, Sr.
                                        ----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1  Joint Filing Agreement.

Exhibit 2  Form of Limited Partnership Agreement
           dated as of May 13, 1996.

Exhibit 3  Form of Press Release.